

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Mail Stop 3030

April 29, 2009

David B. Speer
Chairman and Chief Executive Officer
Illinois Tool Works, Inc.
3600 W. Lake Avenue
Glenview, Illinois 60026-1215

> **Re:** **Illinois Tool Works, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File 001-04797**

Dear Mr. Speer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K filed February 27, 2009

Item 1. Business, page 2

Competition, page 5

1. We note that you describe your competitive environment as complex yet you provide very little information about the areas in which you compete or the numbers of your competitors. In future filings, please provide complete disclosure required by Item 101(c)(x) of Regulation S-K including separate

consideration as appropriate to each of the principal products and services or classes of products or services in each segment of your business, the number of competitors relating to such products or services and your competitive position to the extent reasonably known in respect of each.

Executive Officers, page 7

2.   Your disclosure does not appear to include a complete description of the business experience of all of your executive officers during the past five years. For example, you indicate that Ms. Brady was Vice President and Chief Human Resources Officer of Snap-On, Inc. prior to joining the Company in 2006, but it is unclear how long she was at Snap-On, Inc. prior to joining the company. In future filings please revise your disclosure to clearly disclose each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on, as required by Item 401(e)(1) of Regulation S-K.

Item 1A. Risk Factors, page 8

3.   We note the nine risk factors you have included in this section as well as your introductory paragraph on page 8. In future filings, please avoid mitigating language, such as the last sentence in the introductory paragraph. While you should not present risks that could apply to any issuer, your risk factors should identify all material risks to investors that are specific to your business. In future filings please ensure that you have identified those risks to investors.

Proxy Statement on Schedule 14A filed March 25, 2009

Other Principal Stockholders, page 18

4.   We note your disclosure on page 18 regarding your relationship with Northern Trust Company. In light of the fact that three of your directors also serve on their board and that they are beneficial owner of 12.4% of your stock, please tell us why you do not appear to have provided a complete description of the transactions between you and Northern Trust, rather you describe transactions that "may involve, but are not limited to" and only describe fees paid to Northern Trust for certain types of services. Please tell us what additional disclosure you will include in future filings including, if applicable, the disclosure required by Item 404(a)(5) or alternatively the information required by Instruction (4)(c)(ii) and (iii) to Item 404(a) of Regulation S-K.

Compensation Discussion and Analysis, page 19

Annual Cash Incentives, page 22

5.   We note that you disclose that the personal objectives which are used in determining incentive payments include leadership development, emerging market growth initiatives, acquisition integration and succession planning. In response to our letter dated August 21, 2007 you undertook to identify the process by which the "Committee evaluates an executive's performance against these objectives." It is unclear from your current disclosure how the individual performance factors were measured and resulted in the percentage awards indicated on page 24 of your proxy. Please tell us how you intend to revise this disclosure in future filings. Please see Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentives, page 25

6.   We note you disclose that your long term incentive awards for 2008 appear to be based upon a number of factors including "performance goals" such as "revenue and income growth" and "metrics under [your executive's] control." Yet, you do not provide specific disclosure of how these factors were used to determine the amount of equity that was awarded to each executive officer. See Item 402(b)(2)(vii) of Regulation S-K. Please tell us how your revised disclosure will address this concern in future filings.

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3637, if you have any questions.

Sincerely,

Jay Mumford
Senior Attorney